NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Steven Madden, Ltd.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Memorandum Regarding Shareholder Proposal

Steven Madden, Ltd.

VOTE FOR PROPOSAL SIX

Proposal for Human Rights Risk Assessment Report

Filed by the New York State Common Retirement Fund

Annual Meeting: May 24, 2019

The New York State Common Retirement Fund urges Steven Madden, Ltd.1 stockholders to vote FOR Proposal Six on the proxy, the Stockholder Proposal Regarding Human Rights Risk Assessment Report at the Steve Madden Annual Meeting on May 24, 2019.

Support FOR Proposal Six Is Warranted Because:

1)	Steve Madden faces significant financial risks to its business if it fails to adequately manage human rights-related risks.
2)	Steve Madden claims to follow the United Nations Guiding Principles on Business and Human Rights but has failed to follow through with reporting and monitoring in accordance with these Principles.
3)	Steve Madden lacks reporting on the implementation of its human rights policy.

Summary of Proposal Six

Resolved, that stockholders of Steven Madden, Ltd. (“Steve Madden”), urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Steve Madden’s process for identifying and analyzing potential and actual human rights risks of Steve Madden’s operations and supply chain (referred to herein as a human rights risk assessment”) … .

•	Supporting Statement: Because Steve Madden relies on its private label brands for a substantial part of its revenue and over 90 percent of private label production is estimated to be outsourced to developing countries, the company is exposed to risks that substandard treatment of workers in the company’s supply chain could result in disruptions in production or reputational harm.
•	Steve Madden has not developed standards in its supplier code of conduct to address human rights issues. Furthermore, Steve Madden has not adequately demonstrated to investors its ability to assess and report the risks to stockholder value posed by human rights practices in its operations and supply chain in order to effectively translate principles into protective practices.
•	Human rights risk assessment and reporting would help Steve Madden management to identify and mitigate such risks and stockholders to understand their potential effect on stockholder value.

1 Steven Madden, Ltd. (the “Company” or “Steve Madden”)

Reasons to Vote FOR Proposal Six

Steve Madden faces significant financial risks to its business if it fails to adequately manage human rights-related risks.

•	Steve Madden is exposed to human rights-related risks, such as litigation, reputational damage, and project delays and disruptions, which may adversely affect stockholder value.
•	According to Steve Madden’s 2019 Form 10-K, the Company relies heavily on its private label brands, for which much of its production is outsourced to developing countries. This exposes the Company to risks that substandard treatment of workers in its supply chain could disrupt production or cause reputational harm.
•	While Steve Madden’s 2019 Form 10-K recognizes these risks, shareholders have not been assured that the Company proactively monitors, addresses, and reports on these risks that may have significant financial impacts on its business.

Steve Madden claims to follow the United Nations Guiding Principles on Business and Human Rights but has failed to follow through with reporting and monitoring in accordance with these Principles.

•	According to Steve Madden’s recently released “Global Human Rights Policy,” the Company conducts business in accordance with the standards set forth in the United Nations Guiding Principles on Business and Human Rights (UNGPs).
•	The UNGPs require all companies, to respect the human rights of stakeholders impacted by their business. To meet this responsibility, the UNGPs recommend that companies adopt policies and procedures to identify, prevent, mitigate, and account for the adverse impacts of their operations. This includes the responsibility of companies to know and show their human rights impacts through human rights reporting and monitoring.
•	Steve Madden has failed to follow through with its commitment because it does not report to stockholders how it carries out human rights due diligence.

Steve Madden lacks reporting on the implementation of its human rights policy.

•	Steve Madden does not report on the implementation of its human rights policy, in accordance with the request of the proposal and the UNGPs.
•	As such, shareholders cannot know whether the policy is embedded throughout the business to transform its policy into business practices.
•	For example, the policy fails to address typical implementation information such as how the Company assesses potential and actual risks, the frequency of that assessment, how that performance is measured and tracked, who within the Company possess human rights expertise and what role do they play in human rights due diligence, and if or how stakeholders’ input influenced the Company’s decisions and processes.
•	Because of the lack of reporting, stockholders are unable to assess the effectiveness of Steve Madden’s policy implementation and management systems for reducing human rights-related risks.

Response to the Board of Director’s Statement in Opposition

•	Only after the filing of Proposal Six did Steve Madden publicly post its “Global Human Rights Policy” to the Company’s website. While this development is a good first step, the Company has failed to meet the proposal request as discussed above, because it fails to achieve the critical final step: reporting on implementation and monitoring in accordance with the UNGPs.
•	The proposal specifically urges that a report be prepared “at reasonable cost and omitting proprietary information.”
•	Because of the significant implications that may result from failing to address and mitigate human rights risks in its supply chain, we believe Steve Madden should be taking the necessary steps to assure stockholders it is conducting human rights due diligence.
•	Several of Steve Madden’s peers take the responsible steps to publicly report on how they are monitoring and mitigating human rights risks in their supply chains.

Conclusion

Steve Madden stockholders are encouraged to vote FOR Proposal Six on the proxy, the Stockholder Proposal Regarding Human Rights Risk Assessment Report at the Steve Madden, Ltd. Annual Meeting on May 24, 2019. The Company is exposed to significant human rights-related risks due to the nature of its business and should report about how it assesses, manages, and mitigates those risks.

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For questions, please contact Kyle Seeley, Corporate Governance and ESG Investment Officer New York State Common Retirement Fund, kseeley@osc.ny.gov.

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